Exhibit 1

Oi S.A.

Corporate Taxpayers’ Registry (CNPJ/MF) No. 76.535.764/0001-43

Board of Trade (NIRE) No. 33.3.0029520-8

Publicly-Held Company

MATERIAL FACT

Maintenance of Exchange and Option Terms agreed with Portugal Telecom, SGPS, S.A.

Oi S.A. (“Oi” or the “Company”, Bovespa: OIBR3, OIBR4; NYSE: OIBR and OIBR.C), in accordance with article 157, paragraph 4 of Law No. 6,404/76 (the “Brazilian Corporation Law”) and the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários – CVM) Instruction No. 358/02, having learned of the release of a preliminary announcement to launch a tender offer for the shares of the capital of Portugal Telecom, SGPS, S.A. (“PT SGPS”), which includes conditions that relate to the Company, informs its shareholders and the market in general that the Board of Directors of Oi considers to be untimely any changes to the definitive agreements entered into with PT SGPS on September 8, 2014 related to the exchange of commercial paper issued by Rio Forte Investments, S.A., held by subsidiaries of Oi, in exchange for common and preferred shares of Oi held by PT SGPS, and the grant of a call option to PT SGPS to purchase the same number of shares under the terms previously disclosed to the market, since such changes conflict with the terms previously disclosed to the market which were the subject of specific negotiations between Oi and PT SGPS.

Oi reiterates its commitment to its investors and the market to promote the migration of its shares to the Novo Mercado segment of the São Paulo Stock Exchange (BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros) through the merger of shares with Telemar Participações S.A.

Rio de Janeiro, November 10, 2014.

Oi S.A.

Bayard De Paoli Gontijo

Chief Executive Officer, Chief Financial Officer and Investor Relations Officer